UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

25 March 2011
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Press Release

The following is a press release issued by BP p.l.c. on 24 March 2011:

“BP REMAINS COMMITTED TO PARTNER WITH RUSSIA

BP announced today that an arbitral tribunal has ruled that the interim injunction issued to prevent BP’s proposed transaction with Rosneft, which includes Arctic exploration and a share swap transaction, from proceeding should continue.

BP will now apply for a determination whether the share swap may proceed on its own.

BP said it looks forward to finding a way to resolve its differences with its Russian partners to allow these important Russian Arctic developments to proceed in future.

BP has a long history as a leader in oil and gas exploration and the development of new technologies. BP intends to continue in that role for decades to come as the world looks to satisfy its increasing demand for secure, affordable energy supplies.  BP has the scale and experience to use these new technologies to develop frontiers like the Russian Arctic.

BP said it was disappointed that these agreements, which are important for Russia, for Rosneft and for BP, cannot for now go ahead in the form intended, due to legal challenge by AAR. BP intends to continue to honour the TNK-BP shareholders’ agreement to which it is a party with AAR, and will respect the decision of the arbitrators.

The arbitral tribunal was convened to resolve the issues raised by AAR relating to the share swap agreement and Arctic exploration arrangements agreed between BP and Rosneft and the parties’ obligations under the TNK-BP shareholders’ agreement.

BP has always been and remains, fully committed to investing in Russia. TNK-BP is BP’s primary business vehicle in Russia and BP fully supports its strategy and investment programme. BP is also continuing with its exploration programme with Rosneft offshore Sakhalin.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 25 March 2011	/s/ D J Pearl
D J PEARL
Deputy Company Secretary